UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549


                              SCHEDULE 13D/A

                 Under the Securities Exchange Act of 1934
                             (Amendment No. 2)

                                 OEA, Inc.
                             (Name of Issuer)

                      Common Stock, $0.10 par value)
                      (Title of Class of Securities)

                                 670826106
                              (CUSIP Number)

                             S. Lee Terry, Jr.
                            Gorsuch Kirgis LLP
                            Tower I, Suite 1000
                           1515 Arapahoe Street
                          Denver, Colorado 80202
                              (303) 376-5000
               (Name, Address and Telephone Number of Person
             Authorized to Receive Notices and Communications)

                             November 19, 1998
          (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f), or 240.13d-1(g), check the following box [ ].

CUSIP No. 670826106

1)   Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     Charles B. Kafadar
     ###-##-####

2)   Check the Appropriate Box if a Member of a Group*

     (a) [ ]
     (b) [X]

3)   SEC USE ONLY

4)   Source of Funds

     OO

5) Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]

6)   Citizenship or Place of Organization

     U.S.A.

Number of Shares         7)  Sole Voting Power       108,945
Beneficially Owned       8)  Shared Voting Power     465,313
By Each Reporting        9)  Sole Dispositive Power  108,945
Person With             10)  Shares Dispositive
                              Power                  465,313

11)  Aggregate Amount Beneficially Owned by Each Reporting Person

     574,258

12)  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
     [  ]

13)  Percent of Class Represented by Amount in Row (11)

     2.8%

14)  Type of Reporting Person

     IN

                              SCHEDULE 13D/A
                              AMENDMENT NO. 2
                            CHARLES B. KAFADAR


Item 1    Security and Issuer

          $0.10 par value Common Stock (the "Shares") of OEA, Inc. (the "Company"), 34501 E. Quincy Avenue, P.O. Box 100488, Denver, Colorado 80250

Item 2    Identity and Background

          (a)  Name:     Charles B. Kafadar

          (b)  Business  34501 E. Quincy Avenue, P.O. Box 100488
               Address:  Denver, Colorado 80250

          (c)  Occupation:    President and Chief
                              Operating Officer
                              OEA, Inc.
                              34501 E. Quincy Avenue, P.O. Box 100488
                              Denver, Colorado 80250

          (d)  Criminal Proceedings:  None

          (e)  Civil Proceedings:  None

          (f)  Citizenship: U.S.A.

Item 3.   Source and Amount of Funds or Other Consideration

          Not Applicable.

Item 4.   Purpose of Transaction

          The Reporting Person has previously reported that he was a co-trustee with four other persons of the Ahmed D. Kafadar Trust (the "ADK Trust"), which currently owns 1,397,842 Shares and that he was a co-trustee with four other persons of the Maryanna
          B. Kafadar Family Trust (the "Family Trust") which currently owns 568,838 Shares. On November 19, 1998, the Reporting Person delegated his authority as a named trustee with respect to all Shares held by the ADK Trust and by the Family Trust, and therefore his shared voting and dispositive power with respect to such Shares, to one of the other trustees for each of the ADK Trust and the Family Trust. On December 4, 1998, Claudia Kafadar, one of the co-trustees of the ADK Trust and of the Family Trust, resigned as co-trustee of both of the Trusts. No funds were involved in the foregoing transactions.

          The Reporting Person disclaims beneficial ownership of the Shares held by the ADK Trust and the Family Trust pursuant to Rule 13d-4 notwithstanding the fact that the Reporting Person is also a beneficiary of approximately 20% to 25% of the ADK Trust's assets, and of approximately 25% of the Family Trust's assets.

          (a) Unless agreed otherwise, all of the co-trustees of the ADK Trust and the Family Trust who retain voting and dispositive power over the Trust Shares (i.e., all co-trustees other than the Reporting Person), must agree unanimously to take action on behalf of either the ADK Trust or the Family Trust. In order to pay federal and estate taxes relating to the Estate of Ahmed D. Kafadar (the "Estate") and expenses of the Estate and the ADK or Family Trust, the ADK or Family Trust may sell some or all of the Shares held by either Trust or distribute Shares to beneficiaries who become responsible for the payment of all or part of such taxes and expenses. In addition, distributions of the Shares or proceeds may be made to beneficiaries of either of the Trusts. The beneficiaries of the Trusts consist of the Reporting Person, Claudia Kafadar, Shirene Kafadar, James Kafadar and Karen Kafadar.

          The Shares owned beneficially for which the Reporting Person has sole voting and dispositive power are held for investment.

          (b)  None.
          (c)  None.
          (d)  None.
          (e)  None.
          (f)  None.
          (g)  None.
          (h)  None.
          (i)  None.
          (j)  None.

Item 5.   Interest in Securities of the Issuer

          (a) 574,258 Shares of Common Stock (2.8%) beneficially owned (based on the 20,599,101 Shares reported to be outstanding on December 11, 1998 in the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended October 30, 1998), which includes options to purchase 17,500 Shares and 465,313 held jointly with spouse. Excludes the following held by spouse as to which beneficial ownership is disclaimed by the Reporting Person: 10,250 owned directly and 36,057 Shares owned as custodian for minor children. The Reporting Person is not a member of a group.

          (b) Number of Shares as to which there is sole power to vote - 108,945; shared power to direct the vote - 465,313; sole power to direct the disposition - 108,945; shared power to direct the disposition - 465,313.

          (c) The Reporting Person jointly with his spouse (i) purchased in the open market 46,500 Shares on September 24, 1998 (200 at $10.50, 3,100 at $10.375, 31,100 at $10.625, 2,100 at
               $10.4375 and 10,000 at $10.5625; (ii) gifted 4,000 Shares
               on November 4, 1998 through a broker transaction; and (iii) gifted 1,200 Shares on November 25, 1998 through a broker transaction.

          (d) The other co-trustees of the ADK Trust and of the Family Trust referred to in Item 3 are: James Kafadar, Karen Kafadar and Shirene Kafadar.

          (e) The Reporting Person ceased to be the beneficial owner of more than five percent of the Shares on November 19, 1998.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

          Delegation of Powers attached hereto as Attachment 1.

Item 7.   Material to be filed as Exhibits

               None.



                                 SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: January 7, 1999              /s/ Charles B. Kafadar
                                   Charles B. Kafadar

                               Attachment 1


                           DELEGATION OF POWERS


     Charles B. Kafadar ("Charles"), James D. Kafadar ("James"), and Karen Kafadar ("Karen") are three of the Co-Trustees of the AHMED D. KAFADAR TRUST (the "Trust") created by Ahmed D. Kafadar by Declaration of Trust on February 9, 1973, and amended and restated in its entirety on December 16, 1996 (the "Trust Agreement"). Among the assets held in the Trust are shares of stock of OEA, Inc. (the "OEA Shares"). Pursuant to the provisions of Section 3-2.7 of the Trust Agreement, Charles hereby delegates to James all of his powers and duties as a Trustee of the Trust with respect to the OEA Shares only, including the right to vote, and the power to effectuate sales, transfers, purchases, investments, and distributions of the OEA Shares. If at any time James is unable or unwilling to act as a Trustee, Charles hereby appoints Karen as the successor to James with respect to the rights, powers, and duties granted hereunder.

     This Delegation of Powers shall be effective on the date written below, shall be irrevocable, and shall expire on its own terms one year after the effective date.

     Dated this 19th day of November, 1998.


/s/ Charles B. Kafadar             /s/James D. Kafadar
CHARLES B. KAFADAR                 JAMES D. KAFADAR


/s/Karen Kafadar
KAREN KAFADAR